Exhibit 99.1

TuanChe Announces Unaudited Third Quarter 2020 Financial Results

BEIJING, December 18, 2020 (PRNewswire) – TuanChe Limited (“TuanChe,” “Company,” “we” or “our”) (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Key Third Quarter 2020 Financial and Operating Metrics Compared with the Prior Year Period

The Company's financial and operational results for the third quarter of 2020 continued to be adversely impacted by the COVID-19 pandemic:

•	Net revenues decreased by 26.2% to RMB100.0 million (US$14.7 million) from RMB135.6 million.

•	Gross profit decreased by 22.6% to RMB72.1 million (US$10.6 million) from RMB93.2 million. Gross margin increased to 72.1% from 68.7%.

•	Quarterly number of organized auto shows across China decreased by 28.3% from 212 in 150 cities to 152 in 107 cities. Quarterly number of special promotion events decreased by 66.7% from 192 to 64.

•	Quarterly number of automobile sale transactions facilitated decreased by 36.2% to 48,995 from 76,798. Quarterly Gross Merchandise Volume of new automobiles sold decreased by 33.3% to RMB7.0 billion (US$1.0 billion) from RMB10.5 billion.

•	Sales operations covered 129 cities as of September 30, 2020, compared with 134 cities as of June 30, 2020 and 148 cities as of September 30, 2019.

First Nine Months 2020 Financial and Operating Metrics Compared with the Prior Year Period

•	Net revenues decreased by 64.4% to RMB164.5 million (US$24.2 million) from RMB462.0 million.

•	Gross profit decreased by 63.0% to RMB120.8 million (US$17.8 million) from RMB326.1 million. Gross margin increased to 73.5% from 70.6%.

•	The number of auto shows organized during the first nine months of 2020 decreased by 70.2% to 219 in 133 cities from 734 auto shows in 233 cities across China. The number of special promotion events organized during the first nine months of 2020 decreased by 56.4% to 156 from 358.

•	The number of automobile sales transactions facilitated during the first nine months of 2020 decreased by 71.8% to 70,956 from 251,883, and the Gross Merchandise Volume of new automobiles sold during the first nine months of 2020 decreased by 70.6% to RMB10.0 billion (US$1.5 billion) from RMB34.0 billion.

Mr. Wei Wen, Chairman and Chief Executive Officer of TuanChe, commented, “We are pleased to report third quarter results that demonstrated our momentum in rebuilding revenues and reducing net losses in the wake of the severe market conditions brought about by COVID-19 earlier in the year. Our net revenues were RMB100.0 million, 26.2% lower compared with the same quarter last year, yet improving 82.7% over the second quarter primarily driven by recovery of offline marketing services as our gradual resumption of offline auto shows that began in May is making steady progress. In addition to the sequential quarter-over-quarter recovery of revenue, we further mitigated our net loss to RMB41.2 million, compared with RMB47.5 million in the same quarter last year.

“If there is a silver-lining to the ravages of the pandemic it has been the phenomenal growth in the digital economy. Our online services, including live streaming events, are benefitting from this trend as we recognize positive revenue contribution from this segment. In the third quarter, net revenues generated from virtual dealership, online marketing services and others increased by 160.9% to RMB15.4 million. A key factor in this area has been the collaborative partnerships we’ve established with TMall and Baidu Youjia, the auto segment of the giant Baidu portal. Through these engagements we not only become part of their ecosystems contributing value through strong OEM and dealer relationships, but also gain significant exposure for our events through their extensive reach and gain valuable user data and insight. In further developing our digital offerings within the area of automotive marketing, we see a clear pathway to increasing opportunities that play to our strengths in multi-channeled automotive transaction facilitation.

“Core to our value proposition is assisting automotive OEMs and dealers in optimizing their marketing efforts, user acquisition strategies and conversion rates to create a shopping and buying experience for customers that is smooth, natural and effortless. With the multitude of dynamic forces that are now rapidly reshaping the industry, we are confident that drawing on our years of honed expertise and executing our multi-pronged strategies will position us to deliver sustained shareholder value in the long-term” Mr. Wen concluded.

Mr. Chenxi Yu, Deputy Chief Financial Officer of TuanChe, added, “Against the backdrop of a recovering consumer market we are pleased to deliver top-line recovery over the second quarter and moderate the year-over-year decrease, supported by growing offline market activities and the robust performance of our online segments. Maintaining the strength in the prior quarter, net revenues from virtual dealership, online marketing services and others grew 160.9% year-over-year. Furthermore, we continuously executed rigorous cost and expense control measures. With these measures, we were able to register an increased gross margin to 72.1% and a 21.4% reduction of total operating expenses year-over-year, as well as achieve bottom line improvement. As we look through to the end of the year, we are building on this momentum and further strengthening the service capabilities that serve as the foundation of our unique omni-channel platform. We are in a good place to be able to capture long-term prospects in the changing industry and provide real benefits to all in our value chain.”

Recent Business Developments

•	COVID-19 Impact

As the COVID-19 pandemic has become largely under control in China, since the end of May 2020, the Company has gradually resumed offline operations in some cities, with the pace of recovery subject to the ongoing development of the COVID-19 pandemic and the associated government guidance. Recent development of the COVID-19 pandemic in China, such as the cases reported in Xinjiang Uygur Autonomous Region and Dalian city in the third quarter and in the city of Qingdao in October, as well as potential threat of a second wave of COVID-19 in the fourth quarter globally, continues to generate uncertainties over the Company’s business, results of operations, financial condition and cash flows. Furthermore, as the business operations of industry customers have also been disrupted by the COVID-19 pandemic, the Company continues to experience delays in collecting accounts receivables from these customers and recorded an increased bad debt expense due to liquidity issues of certain customers. See “Business Outlook” for the Company’s current and preliminary views on the impact of COVID-19 on the auto market and operational conditions for the fourth quarter. The Company also continues to closely monitor both the development of the pandemic and regulatory responses and restrictions as well as the impact on the Company’s business, results of operations, financial condition and cash flows. Moreover, the Company has implemented and will continue to implement measures to adjust the pace of business operations and conserve resources and may resort to other costs cutting measures for cash flow management.

Unaudited Third Quarter 2020 Financial Results

Net Revenues

Net revenues in the third quarter of 2020 decreased by 26.2% to RMB100.0 million (US$14.7 million) from RMB135.6 million in the prior year period, primarily due to a 34.8% year-over-year decrease of revenues generated from offline marketing services to RMB84.6 million (US$12.5 million) from RMB129.7 million in the prior year period, and partially offset by the strong growth of revenues generated from virtual dealerships, online marketing services and others.

•	Offline marketing services. Net revenues generated from auto shows decreased by 33.2% to RMB82.6 million (US$12.2 million) in the third quarter of 2020 from RMB123.6 million in the prior year period, and net revenues generated from special promotion events decreased by 67.1% to RMB2.0 million (US$293 thousand) in the third quarter of 2020 from RMB6.0 million in the prior year period, primarily due to the adverse impacts of the COVID-19 pandemic.

•	Virtual dealership, online marketing services and others. Net revenues generated from virtual dealership, online marketing services and others increased by 160.9% to RMB15.4 million (US$2.3 million) in the third quarter of 2020 from RMB5.9 million in the prior year period, primarily due to our continuous expansion of live streaming events and collaboration with Baidu Youjia and Webank.

Gross Profit

Gross profit decreased by 22.6% to RMB72.1 million (US$10.6 million) in the third quarter of 2020 from RMB93.2 million in the prior year period. Gross margin increased to 72.1% in the third quarter of 2020 from 68.7% in the prior year period, primarily attributable to the change in the revenue mix.

Total Operating Expenses and Loss from Continuing Operations

Total operating expenses decreased by 21.4% to RMB114.7 million (US$16.9 million) in the third quarter of 2020 from RMB146.0 million in the prior year period.

•	Selling and marketing expenses decreased by 15.8% to RMB91.6 million (US$13.5 million) in the third quarter of 2020 from RMB108.8 million in the prior year period, primarily due to decreases in promotion expenses and staff compensation expenses as a result of control measures taken by the Company and reduced offline events.

•	General and administrative expenses decreased by 36.3% to RMB15.9 million (US$2.3 million) in the third quarter of 2020 from RMB25.0 million in the prior year period, primarily due to the decrease in staff compensation expenses.

•	Research and development expenses decreased by 41.3% to RMB7.1 million (US$1.1 million) in the third quarter of 2020 from RMB12.2 million in the prior year period, primarily due to the decrease in staff compensation expenses.

As a result of the foregoing, loss from continuing operations was RMB42.6 million (US$6.3 million) in the third quarter of 2020 compared with RMB52.8 million in the prior year period.

Net loss attributable to the Company’s Shareholders and Non-GAAP Measures

Net loss attributable to the Company’s shareholders in the third quarter of 2020 decreased by 11.9% to RMB41.2 million (US$6.1 million) from RMB46.8 million in the prior year period. Basic and diluted loss per ordinary share from continuing operations were both RMB0.13 (US$0.02) in the third quarter of 2020 compared with RMB0.16 in the prior year period.

Adjusted net loss attributable to the Company’s shareholders was RMB38.3 million (US$5.6 million) in the third quarter of 2020 compared with RMB36.9 million in the prior year period. Adjusted basic and diluted net loss per ordinary share were both RMB0.13 (US$0.02) in the third quarter of 2020 compared with RMB0.13 in the prior year period. (1)

Adjusted EBITDA was a loss of RMB37.0 million (US$5.5 million) in the third quarter of 2020 compared with a loss of RMB37.9 million in the prior year period. (1)

(1)	For details on the calculation of and reconciliation to the nearest GAAP measures for each of adjusted net income/(loss) attributable to the Company’s shareholders, adjusted net income/(loss) per ordinary share and adjusted EBITDA, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP and GAAP Results.”

Balance Sheet and Cash Flow

As of September 30, 2020, the Company had RMB78.8 million (US$11.6 million) cash and cash equivalents, RMB95.3 million (US$14.0 million) time deposits, and RMB8.9 million (US$1.3 million) short-term investment which was highly liquid, collectively RMB183.0 million (US$27.0 million). Net cash used in operating activities in the third quarter of 2020 was RMB6.9 million (US$1.0 million) compared with net cash used in operating activities of RMB55.7 million in the prior year period.

Unaudited First Nine Months 2020 Financial Results

Net Revenues

Net revenues in the first nine months of 2020 decreased by 64.4% to RMB164.5 million (US$24.2 million) from RMB462.0 million in the prior year period, primarily due to a 71.8% year-over-year decrease in revenue generated from offline marketing services to RMB125.5 million (US$18.5 million) from RMB445.7 million in the prior year period, partially offset by the accelerated growth of new business initiatives, such as live streaming events and collaboration with Baidu Youjia and Webank, which are included in virtual dealership and online marketing services.

•	Offline marketing services. Revenues generated from auto shows in the first nine months of 2020 decreased by 71.9% to RMB121.7 million (US$17.9 million) from RMB433.0 million in the prior year period, and revenues generated from special promotion events in the first nine months of 2020 decreased by 70.1% to RMB3.8 million (US$0.6 million) from RMB12.6 million in the prior year period, primarily due to the adverse impacts of the COVID-19 pandemic.

•	Virtual dealership, online marketing services and others. Revenue generated from virtual dealership, online marketing services and others increased significantly to RMB39.0 million (US$5.7 million) in the first nine months of 2020 from RMB16.3 million in the prior year period, primarily due to our continuous expansion of live streaming events and collaboration with Baidu Youjia and Webank.

Gross Profit

Gross profit in the first nine months of 2020 decreased by 63.0% to RMB120.8 million (US$17.8 million) from RMB326.1 million in the prior year period. Gross margin increased to 73.5% in the first nine months of 2020 from 70.6% in the prior year period, primarily attributable to the change in the revenue mix.

Total Operating Expenses and Loss from Continuing Operations

Total operating expenses in the first nine months of 2020 decreased by 49.0% to RMB264.2 million (US$38.9 million) from RMB518.1 million in the prior year period.

•	Selling and marketing expenses in the first nine months of 2020 decreased by 58.3% to RMB171.9 million (US$25.3 million) from RMB412.4 million in the prior year period, primarily due to the decreases in staff compensation and promotion expenses as a result of cost control measures taken by the Company and reduced offline events.

•	General and administrative expenses in the first nine months of 2020 decreased by 10.2% to RMB68.3 million (US$10.1 million) from RMB76.1 million in the prior year period, primarily due to the decrease in staff compensation expenses.

•	Research and development expenses in the first nine months of 2020 decreased by 18.7% to RMB24.0 million (US$3.5 million) from RMB29.6 million in the prior year period, primarily due to the decrease in staff compensation expenses.

Loss from continuing operations was RMB143.4 million (US$21.1 million) in the first nine months of 2020 compared to RMB191.9 million in the prior year period.

Net loss attributable to the Company’s Shareholders and Non-GAAP Measures

Net loss attributable to the Company’s shareholders in the first nine months of 2020 was RMB137.7 million (US$20.3 million) compared to RMB182.9 million in the prior year period. Basic and diluted loss per ordinary share from continuing operations were both RMB0.45(US$0.07) in the first nine months of 2020 compared to RMB0.62 in the prior year period.

Adjusted net loss attributable to the Company’s shareholders was RMB122.9 million (US$18.1 million) in the first nine months of 2020 compared to an adjusted net loss of RMB81.6 million in the prior year period. Adjusted basic and diluted loss per ordinary share were both RMB0.40(US$0.06) in the first nine months of 2020 compared to adjusted basic and diluted earnings per ordinary share, which were both RMB0.28 in the prior year period. (1)

Adjusted EBITDA was a loss of RMB119.8 million (US$17.6 million) in the first nine months of 2020 compared to an adjusted EBITDA of RMB86.1 million in the prior year period. (1)

(1)	For details on the calculation of and reconciliation to the nearest GAAP measures for each of adjusted net income/(loss) attributable to the Company’s shareholders, adjusted net income/(loss) per ordinary share and adjusted EBITDA, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP and GAAP Results.”

Business Outlook

For the fourth quarter of 2020, the Company expects net revenues to range from approximately RMB145.0 million to RMB155.0 million, representing a year-over-year approximate decrease of 20.7% to 15.2%. This is primarily attributable to the estimated declining number of offline events that is expected to be held in the fourth quarter of 2020 (including auto shows and special promotion events) due to the COVID-19 pandemic.

This forecast reflects the Company's current and preliminary views on the market and operational conditions as well as the influence of the COVID-19 pandemic, which are subject to change.

Share Repurchase Program

On June 17, 2019, TuanChe announced that its board of directors had authorized a share repurchase program of up to US$20.0 million worth of the Company’s ADSs for a period not to exceed 12 months and beginning on June 17, 2019. The Company had repurchased 427,738 ADSs for approximately US$2.0 million under this program.

Conference Call Information

TuanChe's management will hold a conference call on Friday, December 18, 2020, at 7:30 A.M. Eastern Time or 8:30 P.M. Beijing Time on the same day to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
US Toll Free:	+1-888-346-8982
Mainland China:	400-120-1203
Hong Kong, China:	800-905-945

The replay will be accessible through December 25, 2020, by dialing the following numbers:

International:	+1-412-317-0088
US Toll Free:	+1-877-344-7529
Access Code:	10150388

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.tuanche.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.7896 to US$1.00, the noon buying rate in effect on September 30, 2020 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2020, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, business outlook, as well as the length and severity of the COVID-19 pandemic and its impact on the Company’s business and industry, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Use of Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated quarterly financial information which are presented in accordance with U.S. GAAP, the Company also uses adjusted net income/(loss) attributable to the Company’s shareholders, adjusted net income/(loss) per ordinary share and adjusted EBITDA as additional non-GAAP financial measures. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance. The Company also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as its management and in comparing financial results across accounting periods and to those of the Company’s peer companies.

The Company defines adjusted net income/(loss) as net income/(loss) excluding the impact of share-based compensation expenses and impairment of investment. The Company defines adjusted net income/(loss) per ordinary share as adjusted net income/(loss) divided by the weighted average number of ordinary shares. The Company defines adjusted EBITDA as net income/(loss) excluding the impact of depreciation and amortization, interest income/(expenses), net, share-based compensation expenses and impairment of investment. The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s operating results. These non-GAAP financial measures are adjusted for the impact of items that the Company does not consider indicative of the operational performance of the Company’s business, and should not be considered in isolation or construed as an alternative to net income/(loss) or any other measure of performance or as an indicator of the Company’s operating performance.

In addition, the non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Interest income or expenses, depreciation and amortization, share-based compensation expenses and impairment of investment have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of these non-GAAP measures. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe’s online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited

Cynthia Tan
Tel: +86 (10) 6398-6232

Email: ir@tuanche.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: tuanche@tpg-ir.com

Yang Song

Tel: +86 (10) 6508-0677

Email: tuanche@tpg-ir.com

TUANCHE LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of
	December 31, 2019	Sept 30, 2020
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	193,920	78,778	11,603
Restricted cash	1,529	9,202	1,355
Short-term investments	-	8,900	1,311
Time deposits	69,762	95,341	14,042
Accounts receivable, net	72,391	48,566	7,153
Prepayment and other current assets	193,782	83,766	12,337
Total current assets	531,384	324,553	47,801
Non-current assets:
Property, equipment and software, net	20,360	6,574	968
Intangible assets	-	22,854	3,366
Long-term investments	7,874	8,912	1,313
Goodwill	-	115,414	17,002
Other non-current assets	7,577	313	46
Total non-current assets	35,811	154,067	22,695
Total assets	567,195	478,620	70,496
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	5,825	4,463	657
Advances from customers	4,805	30,539	4,498
Short-term borrowings	-	3,000	442
Salary and welfare benefits payable	68,025	55,976	8,244
Other taxes payable	22,494	22,488	3,312
Current portion of deferred revenue	-	6,326	932
Guarantee liabilities	-	154	23
Other current liabilities	40,913	33,184	4,888
Total current liabilities	142,062	156,130	22,996
Non-current liabilities:
Deferred revenue	-	1,058	156
Deferred tax liability	-	5,709	841
Other non-current liabilities	2,158	1,700	251
Total non-current liabilities	2,158	8,467	1,248
Total liabilities	144,220	164,597	24,244
Shareholders’ equity:
Class A ordinary shares	173	181	27
Class B ordinary shares	35	35	5
Treasury stock	(47,888)	(47,241)	(6,959)
Additional paid-in capital	1,187,577	1,218,659	179,491
Accumulated deficit	(718,666)	(856,333)	(126,124)
Accumulated other comprehensive income/(loss)	2,403	(497)	(73)
Total equity attributable to equity shareholders of the company	423,634	314,804	46,367
Non-controlling interests	(659)	(781)	(115)
Total shareholders’ equity	422,975	314,023	46,252
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	567,195	478,620	70,496

TUANCHE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands, except share and per share data)

	For the three months ended September 30,
	2019	2020
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Continuing operations
Net revenues
Offline Marketing Services:
Auto shows	123,631	82,616	12,168
Special promotion events	6,036	1,988	293
Virtual dealership, online marketing services and others	5,913	15,425	2,272
Total net revenues	135,580	100,029	14,733

Cost of revenues	(42,377)	(27,926)	(4,113)

Gross profit	93,203	72,103	10,620

Operating expenses:
Selling and marketing expenses	(108,801)	(91,628)	(13,495)
General and administrative expenses	(25,049)	(15,944)	(2,348)
Research and development expenses	(12,182)	(7,145)	(1,052)
Total operating expenses	(146,032)	(114,717)	(16,895)
Loss from continuing operations	(52,829)	(42,614)	(6,275)
Other expenses:
Interest income, net	1,240	540	80
Exchange gain/(loss)	515	(323)	(48)
Investment income	278	287	42
Others, net	3,320	670	99
Loss from continuing operations before income taxes	(47,476)	(41,440)	(6,102)
Income tax expense	-	258	38
Net loss from continuing operations	(47,476)	(41,182)	(6,064)
Net loss	(47,476)	(41,182)	(6,064)
Net loss attributable to TuanChe Limited’s shareholders	(46,757)	(41,182)	(6,064)
Net loss attributable to NCI	(719)	-	-
Net loss	(47,476)	(41,182)	(6,064)
Other comprehensive income/(loss):
Foreign currency translation adjustments	6,828	(3,776)	(556)
Total other comprehensive income/(loss)	6,828	(3,776)	(556)
Total comprehensive loss	(40,648)	(44,958)	(6,620)
Comprehensive loss attributable to:
Equity shareholders of the company	(39,929)	(44,958)	(6,620)
Non-controlling interests	(719)	-	-
Net loss attributable to TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	(0.16)	(0.13)	(0.02)
Diluted	(0.16)	(0.13)	(0.02)
Weighted average number of ordinary shares
Basic	293,839,627	305,552,839	305,552,839
Diluted	293,839,627	305,552,839	305,552,839

TUANCHE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands, except share and per share data)

	For the nine months ended September 30,
	2019	2020
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Continuing operations
Net revenues
Offline Marketing Services:
Auto shows	433,006	121,677	17,921
Special promotion events	12,645	3,775	556
Virtual dealership, online marketing services and others	16,311	39,016	5,746
Total net revenues	461,962	164,468	24,223

Cost of revenues	(135,816)	(43,642)	(6,428)

Gross profit	326,146	120,826	17,795

Operating expenses:
Selling and marketing expenses	(412,444)	(171,942)	(25,324)
General and administrative expenses	(76,051)	(68,267)	(10,055)
Research and development expenses	(29,554)	(24,033)	(3,540)
Total operating expenses	(518,049)	(264,242)	(38,919)
Loss from continuing operations	(191,903)	(143,416)	(21,124)
Other expenses:
Interest income, net	5,953	1,991	293
Exchange (loss)/ gain	(424)	267	39
Investment (loss)/gain	(797)	339	50
Impairment of investment	(1,000)	-	-
Others, net	4,425	2,256	332
Loss from continuing operations before income taxes	(183,746)	(138,563)	(20,410)
Income tax expense	-	774	114
Net loss from continuing operations	(183,746)	(137,789)	(20,296)
Net loss	(183,746)	(137,789)	(20,296)
Net loss attributable to TuanChe Limited’s shareholders	(182,946)	(137,667)	(20,278)
Net loss attributable to NCI	(800)	(122)	(18)
Net loss	(183,746)	(137,789)	(20,296)
Other comprehensive income/(loss):
Foreign currency translation adjustments	8,244	(2,900)	(427)
Total other comprehensive income/(loss)	8,244	(2,900)	(427)
Total comprehensive loss	(175,502)	(140,689)	(20,723)
Comprehensive loss attributable to:
Equity shareholders of the company	(174,702)	(140,567)	(20,705)
Non-controlling interests	(800)	(122)	(18)
Net loss attributable to TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	(0.62)	(0.45)	(0.07)
Diluted	(0.62)	(0.45)	(0.07)
Weighted average number of ordinary shares
Basic	295,182,891	304,004,138	304,004,138
Diluted	295,182,891	304,004,138	304,004,138

TUANCHE LIMITED
RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share data)

	For the three months ended September 30,
	2019	2020
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Net loss	(47,476)	(41,182)	(6,064)
Add ：
Depreciation and amortization	944	1,788	263
Subtract：
Interest income, net	1,240	540	80
EBITDA	(47,772)	(39,934)	(5,881)
Add ：
Share-based compensation expenses	9,891	2,918	430
Adjusted EBITDA	(37,881)	(37,016)	(5,451)

Net loss	(47,476)	(41,182)	(6,064)
Add ：
Share-based compensation expenses	9,891	2,918	430
Adjusted net loss	(37,585)	(38,264)	(5,634)
Adjusted net loss attributable to the Company’s shareholders	(36,866)	(38,264)	(5,634)
Adjusted net loss attributable to NCI	(719)	-	-

Weighted average number of ordinary shares
Basic	293,839,627	305,552,839	305,552,839
Diluted	293,839,627	305,552,839	305,552,839
Adjusted net loss per share from continuing operations
Basic	(0.13)	(0.13)	(0.02)
Diluted	(0.13)	(0.13)	(0.02)

TUANCHE LIMITED
RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share data)

	For the nine months ended September 30,
	2019	2020
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Net loss	(183,746)	(137,789)	(20,296)
Add ：
Depreciation and amortization	2,342	5,234	771
Subtract：
Interest income, net	5,953	1,991	293
EBITDA	(187,357)	(134,546)	(19,818)
Add ：
Share-based compensation expenses	100,300	14,765	2,175
Impairment of investment	1,000	-	-
Adjusted EBITDA	(86,057)	(119,781)	(17,643)

Net loss	(183,746)	(137,789)	(20,296)
Add ：
Share-based compensation expenses	100,300	14,765	2,175
Impairment of investment	1,000	-	-
Adjusted net loss	(82,446)	(123,024)	(18,121)
Adjusted net loss attributable to the Company’s shareholders	(81,646)	(122,902)	(18,103)
Adjusted net loss attributable to NCI	(800)	(122)	(18)

Weighted average number of ordinary shares
Basic	295,182,891	304,004,138	304,004,138
Diluted	295,182,891	304,004,138	304,004,138
Adjusted net loss per share from continuing operations
Basic	(0.28)	(0.40)	(0.06)
Diluted	(0.28)	(0.40)	(0.06)